SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-12053

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwest Georgia Financial Corporation

201 First Street, S.E.

Moultrie, Georgia 31768

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2016 and 2015

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTARY SCHEDULES

Schedule I: Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Schedule II: Schedule H, Line 4j – Schedule of Reportable Transactions	15

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS
tjsdd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

We have audited the statements of net assets available for benefits of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules I) Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 and II) Schedule H – Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

TJS Deemer Dana LLP

Dublin, Georgia
June 28, 2017

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 770.498.1400

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016
	Allocated	Unallocated	Total

ASSETS

Investments
Money market fund	$78,468	$—	$78,468
Pooled separate accounts	112,919	—	112,919
Investment contract with insurance company,
at contract value	392,449	—	392,449
Southwest Georgia Financial Corporation
common stock	4,997,320	242,139	5,239,459
Total investments	5,581,156	242,139	5,823,295

Accrued interest and commission receivable	1	—	1
TOTAL ASSETS	5,581,157	242,139	5,823,296

LIABILITIES
Loan payable (Note 6)	—	185,000	185,000
TOTAL LIABILITIES	—	185,000	185,000

NET ASSETS AVAILABLE FOR BENEFITS	$5,581,157	$57,139	$5,638,296

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2015
	Allocated	Unallocated	Total

ASSETS
Investments
Money market fund	$33,143	$—	$33,143
Pooled separate accounts	200,458	—	200,458
Investment contract with insurance company,
at contract value	415,732	—	415,732
Southwest Georgia Financial Corporation
common stock	4,405,582	392,322	4,797,904
Total investments	5,054,915	392,322	5,447,237

Accrued interest and commission receivable	274	—	274
TOTAL ASSETS	5,055,189	392,322	5,447,511

LIABILITIES
Participant(s) payable	4,639	—	4,639
Loan payable (Note 6)	—	363,000	363,000
TOTAL LIABILITIES	4,639	363,000	367,639

NET ASSETS AVAILABLE FOR BENEFITS	$5,050,550	$29,322	$5,079,872

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2016

	Allocated	Unallocated	Total
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$1,036,684	$48,937	$1,085,621
Dividend income	—	111,903	111,903
Employer contributions	78,793	321,207	400,000
Allocation of 27,714 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	406,553	—	406,553
Total additions	1,522,030	482,047	2,004,077

DEDUCTIONS
Benefits paid to participants	991,423	—	991,423
Interest expense plus principal payment	—	17,828	17,828
Administrative expenses		29,849	29,849
Allocation of 27,714 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	—	406,553	406,553
Total deductions	991,423	454,230	1,445,653

NET INCREASE	530,607	27,817	558,424

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,050,550	29,322	5,079,872

End of year	$5,581,157	$57,139	$5,638,296

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a stock bonus plan covering substantially all employees of Southwest Georgia Financial Corporation, Southwest Georgia Bank and Empire Financial Services, Inc. collectively (“the Company” or “SGB”) who work at least 1,000 hours per plan year, are employed on December 31 or were terminated due to disability or retirement during the year. The plan was established with an effective date of July 8, 1981 and was last restated January 1, 2014.

The Plan operates as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations hereunder of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan purchased Company common shares using the proceeds of the loan from the Company (Note 6), and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of fifteen years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2016 and 2015 and for the year ended December 31, 2016, present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock ("Allocated"), and b) stock not yet allocated to employees ("Unallocated").

Eligibility

Employees are eligible to become participants in the Plan after completing 2 years of service.

Vesting

A participant is always 100% vested in contributions made on their behalf. Each fully vested participant has a nonforfeitable right to any stock, including fractional shares, allocated to their account.

Contributions

The Company may make discretionary contributions to the Plan in amounts determined by the Company’s Board. Contributions are paid to the Plan in cash and are used to purchase SGB common stock. The Company is obligated to make contributions in cash to the Plan, which when aggregated with the Plan’s dividends and interest earnings, if applicable, enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

These amounts paid to the Plan by the Company are utilized as a federal income tax deduction in the Company’s federal income tax return. Participants are not permitted to make contributions to the Plan.

Administration of Plan Assets

The Plan's assets are held by the Trustee of the Plan. If Company contributions are made, they are held and managed by the Trustee, who also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid directly by the Company or may be paid directly from Plan assets.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Individual accounts are maintained for each participant of the Plan and are adjusted annually for any allocations of stock purchased with company contributions and investment income. If the Company makes contributions, they are allocated to each participant’s account based upon the relation of the participant’s compensation to total eligible compensation for the Plan year. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Payment of Benefits

Upon termination of service, a participant is eligible to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits will be paid as soon as administratively possible depending on each individual’s circumstance of termination or retirement and value of the individual’s ESOP. A summary plan description with distribution details are available to all employees.

Voting Rights

Each participant has a right to direct the trustee to exercise voting rights attributable to the shares allocated to his or her account with respect to all corporate matters requiring a vote of stockholders. The Trustee shall vote the shares of Company stock which are not allocated to any participant's Company stock account and the shares of allocated Company stock with respect to which no directions are received from the participants to whose accounts the shares are allocated, as directed by the ESOP Committee of the Board of Directors of the Company.

Diversification

Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period, subject to certain percentage limitations.

Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it may do so at any time provided, however, that no such action shall result in the transfer of assets of the Plan for purposes other than the exclusive benefit of participants or their beneficiaries. Also, no such action shall be taken to cause or permit any assets of the Plan to revert to or become the property of the Company prior to the satisfaction of all liabilities of the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value and contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account The Plan Trustees determine the Plan’s valuation policies utilizing information provided by the investment advisor, custodian and insurance company. See Note 5 for discussion of fair value measurements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recently Issued Accounting Pronouncements

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (ASU 2015-12). Part I of this ASU clarifies that contract value is the only required measurement for fully benefit-responsive investment contracts (FBRICs) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the Plan measures that investment using the net asset value (NAV) practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015 with early adoption permitted. Part III is not applicable to the Plan and Parts I and II should be applied retrospectively. The Plan has elected to early adopt the applicable parts of ASU 2015-12.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses such as interest on the loan payable are paid by the Plan and reduce net assets available for benefits; the Plan also began paying other administrative expenses in 2016.

Put Options

If the Company stock ceases to be readily tradable on an established market, then the Company shall provide put options to the participants. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is equal to the fair market value of the stock as of the most recent valuation date. The Company may pay for the purchase with interest over a period of five years.

Subsequent Events

Subsequent events have been evaluated for potential recognition and/or disclosure through June 28, 2017. This represents the date the financial statements were available to be issued.

NOTE 3. INVESTMENTS

Investment information as of December 31, 2016 and 2015 is as follows:

	2016	2015

Money market fund	$78,468	$33,143
Pooled separate accounts:
VY TRowePrice Grwth Eqty Port I	—	3,516
Amer Cent Equity Income Fund R	—	8,429
Amer Cent Large Company Value FD R	—	5,670
American Funds Am Balancd R3	—	5,975
Franklin Mutual Global Disc Fund R	—	5,399
American Funds Income Fnd R3	—	4,985
American Funds Growth Fnd R3	—	12,561
Voya Solution 2025 Portfolio Adv	78,641	79,757
Voya Solution 2035 Portfolio Adv	11,213	19,849
Voya Solution 2045 Portfolio Adv	23,065	21,728
Voya Solution Income Prt Adv	—	32,589
Insurance Contract:
Investment contract with insurance company, at contract value*	392,449	415,732
Common Stock:
Southwest Georgia Financial
Corporation common stock*	5,239,459	4,797,904
Total Investments	$5,823,295	$5,447,237

* - Investment exceeds five percent of the net assets available for benefits at December 31, 2016 and 2015, respectively.

During the year ended December 31, 2016, the Plan’s investments in participant-directed funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,085,621.

NOTE 4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a fully benefit responsive guaranteed investment contract with VOYA. VOYA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account. The guaranteed interest account is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by VOYA, represents contributions, plus credited interest, less participant withdrawals and fees. Under the terms of the contract, participants may direct permitted withdrawal or transfer of all or a portion of their balance in the investment option at contract value.

NOTE 4. INVESTMENT CONTRACT WITH INSURANCE COMPANY (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2016 and 2015 was $410,321 and $439,161, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on an annual basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the plan of one or more groups or classifications of participants; (6) partial or complete plan termination; or (7) plan disqualification. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with the participants are probable of occurring.

The following represents the disaggregation of contract value types of investment contracts held by the Plan:

	2016	2015
Total investment contract	$ 392,449	$ 415,732

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan.

The crediting rate is based on a formula established by the contract issuer but may not be less than 2 percent. The contract cannot be terminated before the scheduled maturity date.

NOTE 5. FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•         Quoted prices for similar assets or liabilities in active markets;

•         Quoted prices for identical or similar assets or liabilities in inactive markets;

•         Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 5. FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Money market fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Pooled separate accounts: Valued at the unit value calculated based on the observable NAV of the underlying assets.…

Southwest Georgia Financial Corporation common stock: Valued at the quoted market price from an active market.…

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

	Fair Value Measurements as of December 31, 2016

	Level 1	Level 2	Level 3	NAV	Total

Money market fund	$78,468	$—	$—	$—	$78,468

Pooled separate accounts	—	—	—	112,919	112,919

Southwest Georgia Financial Corporation common stock	5,239,459	—	—	—	5,239,459

Total investments	$5,317,927	$—	$—	$112,919	$5,430,846

	Fair Value Measurements as of December 31, 2015

	Level 1	Level 2	Level 3	NAV	Total

Money market fund	$33,143	$—	$—	$—	$33,143

Pooled separate accounts	—	—	—	200,458	200,458

Southwest Georgia Financial Corporation common stock	4,797,904	—	—	—	4,797,904

Total investments	$4,831,047	$—	$—	$200,458	$5,031,505

NOTE 5. FAIR VALUE MEASUREMENTS (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2016, there were no transfers in or out of levels 1, 2, or 3.

NOTE 6. LOAN PAYABLE

In 2015, the plan entered into a $363,000 term loan agreement with the Company. The proceeds of the loan were used to purchase the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 15 years. The loan bears interest at the prime rate as determined monthly. The Plan made an additional principal payment in 2016. The remaining scheduled principal payments of the loan as of December 31, 2016 are as follows:

Year	Amount
2017	$ 24,200
2018	24,200
2019	24,200
2020	24,200
2021	24,200
2022	24,200
2023	24,200
2024	15,600
$ 185,000

For 2016, the loan interest rate was 3.50% from January 1 to December 15 at which time the prime rate changed to 3.75%. At December 31, 2016 and 2015, the loan payable was $185,000 and $363,000, respectively and the terms of the loan were the same for both periods.

NOTE 7. RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan invests in shares of company stock and, therefore, these investments qualify as party-in-interest investments. Total dividends received for 2016 from the Southwest Georgia Financial Corporation common stock were $111,903. The Company is the lender for the loan; therefore, the loan is a party-in-interest transaction. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company for 2015 and prior years. The Plan paid professional and administrative fees in the amount of $29,849 for the year ended December 31, 2016.

NOTE 8. TAX STATUS

The Plan received its latest determination letter from the IRS on April 21, 2015, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Authoritative guidance requires the Plan Administrator to annually evaluate the Plan’s tax positions, including accounting and measurement of uncertain tax positions.  For the years ending December 31, 2016 and 2015, the Plan

NOTE 8. TAX STATUS (continued)

Administrator concluded that no uncertain tax positions had been taken that would require adjustment to or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for years before 2013.

NOTE 9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTARY SCHEDULES

				SCHEDULE I
SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

	(b) Identity of	(c) Description of		(e) Current
(a)	issue	investment	(d) Cost	value

	Money Market Fund
*	Southwest Georgia Bank Trust	Money Market Fund	$78,468	$78,468

	Common Stock Fund
*	Southwest Georgia Financial Corporation	Common Stock; 262,104 shares	$3,658,425	$5,239,459

	Pooled Separate Accounts
*	VOYA	VOYA Solution 2025 Portfolio Adv-749	N/A	78,641
*	VOYA	VOYA Solution 2035 Portfolio Adv-760	N/A	11,213
*	VOYA	VOYA Solution 2045 Portfolio Adv-763	N/A	23,065
		Total pooled separate accounts		$112,919

	Investment contract with Insurance Company

*	VOYA	Investment contract with insurance
		company, at contract value	N/A	$392,449

* - Represents a party-in-interest.

SCHEDULE II
SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2016

Series of transaction of same issue exceeding 5% of net assets

(b)
Description
of asset
	(include)						(h)
	interest rate				(f)		Current
(a)	and				Expense	(g)	value of	(i)
Identity	maturity in	(c)	(d)	(e)	incurred	Cost	asset on	Net
of party	case of a	Purchase	Selling	Lease	with	of	transaction	gain or
involved	loan)	price	price	rental	transaction	asset	date	(loss)

*Southwest Georgia
Financial Corporation	Common Stock Fund	$228,553	$—	$—	$—	$—	$228,553	$-

*-Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWEST GEORGIA FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
/s/ Steven C. Johnson

BY:	STEVEN C. JOHNSON, PLAN ADMINISTRATOR
VICE PRESIDENT

Date: June 29, 2017